UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.	Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 21, 2011	PACCAR INC SAVINGS INVESTMENT PLAN

	By:	/s/ J. K. LeVier
J. K. LeVier
Vice President - Human Resources
PACCAR Inc

Financial Statements and Supplemental schedules

PACCAR Inc Savings Investment Plan

December 31, 2010 and 2009

and for the Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009 and

for the Year Ended December 31, 2010

Report of Registered Public Accounting Firm

The Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP Seattle, Washington
June 21, 2011

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Money market fund	$27,950	$161,231
Commingled trust funds	185,913,678	184,047,191
Mutual funds	388,896,629	339,106,944
PACCAR Inc common stock	1,069,728,723	740,340,259

Total investments, at fair value	1,644,566,980	1,263,655,625

Notes receivable from participants	32,791,316	30,928,635

Dividends receivable	298,410	256,081
Due from broker for securities sold	1,557,929	227,184

Total assets	1,679,214,635	1,295,067,525

Liabilities
Accrued expenses	27,295	31,872

Net assets reflecting all investments at fair value	1,679,187,340	1,295,035,653

Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(1,023,845)	1,265,780

Net assets available for benefits	$1,678,163,495	$1,296,301,433

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to (deductions from) net assets attributed to:
Investment income:
Interest and dividends	$22,735,305
Net appreciation of investments	455,267,053
Contributions:
Company	6,194,997
Participants	27,401,699

Distributions to participants	(129,587,863)
Administrative expenses	(149,129)

Net increase	381,862,062
Net assets available for benefits at beginning of year	1,296,301,433

Net assets available for benefits at end of year	$1,678,163,495

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Covered employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $16,500 for 2010. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2010 was $5,500.

For eligible participants who are actively employed at December 31, 2010, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 3% of the participants’ respective annual compensation or their annual salary deferrals. For 2011, the Company will match participant contributions to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions.

The Company’s matching contributions of $6,194,997 and $3,331,586 were unallocated at December 31, 2010 and 2009, respectively. The matching contributions are allocated to participant accounts in January each year based on determination of eligibility as described above. The Company matches contributions in the form of PACCAR Inc common stock. The Company’s rate of contribution and the frequency and manner in which the Company makes its contribution shall be decided by the Company in its sole discretion with respect to each Plan year.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future participant contributions, subject to trading limitations on certain of the Plan’s individual fund options.

All participants with three or more years of service have the ability to make an unlimited number of transfers, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 10.5% on loans outstanding as of December 31, 2010.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Principal and interest are repaid either through after-tax payroll deductions or by personal check sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance or have their account balance remain in the Plan until reaching age 70 1/2. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Also, active employees who reach age 70 1/2 have the additional options of electing to have their account balances distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds (other than the Fidelity Managed Income Portfolio II (MIP II Fund), as subsequently defined) is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan invests in investment contracts through a commingled trust fund (MIP II Fund). The statements of net assets available for benefits present the fair value of the MIP II Fund and the adjustment from fair value to contract value. The contract value of the MIP II Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 or 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

New Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

During the year ended December 31, 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2010	Net Appreciation in Fair Value of Investments
Commingled trust funds	$9,784,653
Mutual funds	39,876,541
PACCAR Inc common stock	405,605,859

$455,267,053

The fair value of investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2010	2009
PACCAR Inc common stock*	$1,069,728,723	$740,340,259
Fidelity Managed Income Portfolio II Class 2	103,687,649	100,745,917
Fidelity Contrafund K	149,549,202	134,260,862

*	Includes Company matching contributions, some of which are nonparticipant-directed.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements.

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. These commingled funds are categorized as Level 2.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2010, are Level 1 or Level 2 as follows:

	Level 1	Level 2	Total
Financial instruments, at fair value:
U.S. Money market fund	$27,950	$—	$27,950
Commingled trust funds:
U.S.	—	166,236,159	166,236,159
International	—	19,677,519	19,677,519
U.S. Mutual funds:
Equity	186,819,954	—	186,819,954
Fixed income	58,145,133	—	58,145,133
Asset allocation	143,931,542	—	143,931,542
PACCAR Inc common stock	1,069,728,723	—	1,069,728,723

	$1,458,653,302	$185,913,678	$1,644,566,980

The Plan’s assets subject to recurring fair value measurements at December 31, 2009, are Level 1 or Level 2 as follows:

	Level 1	Level 2	Total
Financial instruments, at fair value:
U.S. Money market fund	$161,231	$—	$161,231
Commingled trust funds:
U.S.	—	160,478,918	160,478,918
International	—	23,568,273	23,568,273
U.S. Mutual funds:
Equity	164,401,038	—	164,401,038
Fixed income	52,693,418	—	52,693,418
Asset allocation	122,012,488	—	122,012,488
PACCAR Inc common stock	740,340,259	—	740,340,259

	$1,079,608,434	$184,047,191	$1,263,655,625

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in PACCAR Inc common stock, in which participant-directed investments also are made. The investment activity cannot be segregated between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

	December 31
	2010	2009
Investments in PACCAR Inc common stock at fair value	$1,069,728,723	$740,340,259

Year Ended December 31, 2010
Changes in net assets:
Contributions	$13,517,125
Dividends	13,124,871
Net appreciation in fair value	405,605,859
Net transfers to other participant-directed investments	(42,733,936)
Benefits paid to participants	(60,602,285)
Net participant loan repayments	476,830

$329,388,464

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 23, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

United States GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2007.

7. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $44,380,580 and sales totaling $109,955,448 of PACCAR Inc common stock during 2010. The Plan received dividends on this stock totaling $13,126,528 in 2010. There were no dividends receivable as of December 31, 2010 and 2009.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$1,678,163,495	$1,296,301,433
Adjustment from fair value to contract value for investment contracts held by commingled trust funds	1,023,845	(1,265,780)

Net assets available for benefits per the Form 5500	$1,679,187,340	$1,295,035,653

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2010, to the Form 5500:

Year Ended December 31, 2010
Increase in net assets per the financial statements	$381,862,062
Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2010	1,023,845
Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2009	1,265,780

Net gain per the Form 5500	$384,151,687

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2010

(a) (b) Identity of Issue, Fund or Borrower	(c) Description of Investment	(d) Cost		(e) Current Value
Money market fund:
* Fidelity Management Trust Company:
Retirement Money Market	27,950 shares		$(1)	$27,950

Commingled trust funds:
* Fidelity Management Trust Company:
Managed Income Portfolio II Class 2	102,663,804 units		(1)	103,687,649
U.S. Equity Index Commingled Pool	1,426,420 units		(1)	62,548,510
Russell Fund:
International	442,390 units		(1)	19,677,519

				185,913,678
Mutual funds:
* Fidelity Management Trust Company:
Contrafund K	2,208,999 shares		(1)	149,549,202
Asset Manager 70%	2,338,166 shares		(1)	38,182,253
Asset Manager 50%	1,834,933 shares		(1)	28,294,669
Asset Manager 20%	1,634,318 shares		(1)	20,902,922
Freedom Income	433,012 shares		(1)	4,884,378
Freedom 2000	69,188 shares		(1)	826,107
Freedom 2010	923,092 shares		(1)	12,544,817
Freedom 2020	1,685,957 shares		(1)	23,249,349
Freedom 2030	672,112 shares		(1)	9,254,982
Freedom 2040	723,104 shares		(1)	5,792,065
PIMCO Total Return Fund:
Institutional Class	5,358,998 shares		(1)	58,145,133
JP Morgan Mid Cap Value Fund:
Institutional Class	1,588,017 shares		(1)	37,270,752

				388,896,629
Other investments:
* PACCAR Inc common stock	18,655,866 shares	401,616,779		1,069,728,723

Total Investments				$1,644,566,980

* Participant loans	Maturing through 2025, with interest rates ranging from 4.25% to 10.5%		(1)	$32,791,316

*	Indicates party-in-interest to the Plan.
(1)	Cost information is omitted, as investments are participant directed.

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2010

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$44,380,580	$—	$—	$44,380,580	$—
PACCAR Inc	Common stock	—	109,955,448	54,926,281	109,955,448	55,029,167

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.